Exhibit 3

OI S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Exercise of Over-Allotment Option

Closing of Public Offering of Shares

Oi S.A. (“Oi” or the “Company”, BOVESPA: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), pursuant to article 157, paragraph 4 of Law No. 6,404/76 (the “Brazilian Corporations Law”) and Instruction No. 358/02 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) notifies its shareholders and the market in general that, in connection with its primary public offering of common and preferred shares, including shares in the form of American Depositary Shares, represented by American Depositary Receipts, conducted simultaneously in Brazil (the “Brazilian Offering”) and outside Brazil (the “International Offering” and, together with the Brazilian Offering, the “Public Offering”):

On May 5, 2014, Banco BTG Pactual S.A., in its role as Stabilizing Agent for the Public Offering, partially exercised, pursuant to article 24 of CVM Instruction No. 400, its option to place an additional 120,265,046 common shares and 240,530,092 preferred shares issued by Oi (the “Option Shares”), which represents an increase of 6.27% in the total number of shares distributed by Oi in the Public Offering.

Taking into account the shares initially offered, as disclosed in the Material Fact dated April 29, 2014, and the Option Shares, a total of 1,865,954,588 common shares and 3,696,207,346 preferred shares were distributed pursuant to the Brazilian Offering and 396,589,982 common shares and 828,881,795 preferred shares were distributed pursuant to the International Offering, in exchange for which Oi received gross proceeds in the amount of R$13.96 billion, composed of R$8.25 billion in cash and R$5.71 billion in assets contributed by Portugal Telecom SGPS S.A. (“Portugal Telecom”).

Given the success of the Public Offering in raising funds, the price behavior of Oi’s shares in recent trading sessions and the closing of the Public Offering with the exercise by Banco BTG Pactual S.A. of its option to place the Option Shares, Oi will publish on May 6, 2014, in accordance with article 29 of CVM Instruction No. 400, the closing announcement of the Public Offering in a Brazilian newspaper of wide circulation used by Oi, which announcement will contain the final information about the Public Offering.

Rio de Janeiro, May 5, 2014.

OI S.A.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer